Exhibit (a)(5)(iii)


For immediate release
Thursday 6th July, 2000


On Wednesday 5 July, 2000, Invensys Holdings Limited, an indirect wholly owned subsidiary of Invensys plc, purchased through its agent Goldman Sachs International 1,542,115 shares of Baan Company N.V. on the Amsterdam Exchanges at an average price of Euro 2.85.